UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Amendment No. 1

Audience, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

05070J102

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05070J102	13G—AMENDMENT NO. 1	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Paul G. Allen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒(1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,574,041 (2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,574,041 (2)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,574,041 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.3% *
12	TYPE OF REPORTING PERSON IN

(1)	This Schedule 13G is filed by Paul G. Allen, Vulcan Ventures Incorporated (“VVI”), Vulcan Capital Venture Capital I LLC (“VCVC I”) and Vulcan Capital Venture Capital Management I LLC (“VCVC Management” and together with Paul G. Allen, VVI and VCVC I, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Mr. Allen has sole voting and dispositive power over the aggregate 3,574,041 shares (the “Shares”), including (a) the 147,113 shares held of record by VVI and (b) the 3,426,928 shares held of record by VCVC I. Mr. Allen is not a holder of record of any of the Shares, and disclaims beneficial ownership of the shares held by VCVC I, except to the extent of his pecuniary interest therein.
*	Based upon 21,889,082 shares of common stock of the Company outstanding as of September 30, 2013, as reported by the Company in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 14, 2013.

CUSIP No. 05070J102	13G—AMENDMENT NO. 1	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vulcan Ventures Incorporated (“VVI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,574,041 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.3% *
12	TYPE OF REPORTING PERSON CO

(1)	Of the 3,574,041 shares (the “Shares”) reported above, VVI is the record holder of 147,113 shares and VCVC I is the record holder of 3,426,928 shares. VVI is the managing member of VCVC Management, which is the manager of VCVC I. Paul G. Allen is the sole owner of VVI, and has sole voting and dispositive power over the Shares. VVI disclaim beneficial ownership of the shares held by VCVC I, except to the extent of its pecuniary interest therein.
*	Based upon 21,889,082 shares of common stock of the Company outstanding as of September 30, 2013, as reported by the Company in its Quarterly Report on Form 10-Q filed with the SEC on November 14, 2013.

CUSIP No. 05070J102	13G—AMENDMENT NO. 1	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vulcan Capital Venture Capital Management I LLC (“VCVC Management”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,426,928 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.7% *
12	TYPE OF REPORTING PERSON OO

(1)	VCVC Management is the manager of VCVC I, which is the record holder of 3,426,928 shares (the “Shares”). VCVC Management is not a record holder of the Shares and disclaims all beneficial ownership in the Shares. Paul G. Allen is the sole owner of VVI, which is the managing member of VCVC Management, and Mr. Allen has sole voting and dispositive power over the Shares.
*	Based upon 21,889,082 shares of common stock of the Company outstanding as of September 30, 2013, as reported by the Company in its Quarterly Report on Form 10-Q filed with the SEC on November 14, 2013.

CUSIP No. 05070J102	13G—AMENDMENT NO. 1	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vulcan Capital Venture Capital I LLC (“VCVC I”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,426,928 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.7% *
12	TYPE OF REPORTING PERSON OO

(1)	VCVC I is the record holder of 3,426,928 shares (the “Shares”). VCVC I is managed by VCVC Management, which in turn in managed by VVI. Mr. Allen, which is the sole owner of VVI, has sole voting and dispositive power over the Shares. Mr. Allen and VVI disclaim beneficial ownership of the Shares held by VCVC I, except to the extent of their respective pecuniary interest therein.
*	Based upon 21,889,082 shares of common stock of the Company outstanding as of September 30, 2013, as reported by the Company in its Quarterly Report on Form 10-Q filed with the SEC on November 14, 2013.

CUSIP No. 05070J102	13G—AMENDMENT NO. 1	Page 6 of 9 Pages

Item 1(a)	Name of Issuer:

Audience, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

440 Clyde Ave., Mountain View, CA 94043

Item 2(a)	Name of Person Filing:

(i)	Paul G. Allen;

(ii)	Vulcan Ventures Incorporated (“VVI”);

(iii)	Vulcan Capital Venture Capital Management I LLC (“VCVC Management”);

(iv)	Vulcan Capital Venture Capital I LLC (“VCVC I”).

The foregoing persons hereinafter sometimes collectively are referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The Reporting Persons’ agreement in writing to file this statement on behalf of each of them is attached as Exhibit 99.1 hereto.

Item 2(b)	Address of Principal Business Office or, If None, Residence

(i)	505 Fifth Avenue South, Suite 900, Seattle, WA 98104

(ii)	505 Fifth Avenue South, Suite 900, Seattle, WA 98104

(iii)	505 Fifth Avenue South, Suite 900, Seattle, WA 98104

(iv)	505 Fifth Avenue South, Suite 900, Seattle, WA 98104

Item 2(c)	Citizenship:

(i)	U.S.

(ii)	Washington

(iii)	Delaware

(iv)	Delaware

Item 2(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share

Item 2(e)	CUSIP Number:

05070J102

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

CUSIP No. 05070J102	13G—AMENDMENT NO. 1	Page 7 of 9 Pages

(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Not applicable.

Item 4.	Ownership

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class*
Paul G. Allen	3,574,041	0	3,574,041	0	3,574,041	16.3%
VVI	0	0	0	0	3,574,041	16.3%
VCVC Management	0	0	0	0	3,426,928	15.7%
VCVC I	0	0	0	0	3,426,928	15.7%

Paul G. Allen, who is the sole owner of VVI, has sole voting and dispositive power over the aggregate 3,574,041 shares, including the 147,113 shares held by VVI and the 3,426,928 shares held by VCVC I. VVI is the managing member of VCVC Management, which is the manager of VCVC I. Mr. Allen and VVI disclaim beneficial ownership of the shares held by VCVC I, except to the extent of their respective pecuniary interest therein.

*	Based upon 21,889,082 shares of common stock of the Company outstanding as of September 30, 2013, as reported by the Company in its Quarterly Report on Form 10-Q filed with the SEC on November 14, 2013.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner or more than five percent of the class of securities, check the following box:  ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

CUSIP No. 05070J102	13G—AMENDMENT NO. 1	Page 8 of 9 Pages

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

CUSIP No. 05070J102	13G—AMENDMENT NO. 1	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2014	PAUL G. ALLEN

	By:	/s/ PAUL GHAFFARI
	Name:	Paul Ghaffari
	Title:	Attorney-in-fact for Paul G. Allen

Dated: February 14, 2014	VULCAN VENTURES INCORPORATED

	By:	/s/ PAUL GHAFFARI
	Name:	Paul Ghaffari
	Title:	Vice President

Dated: February 14, 2014	VULCAN CAPITAL VENTURE CAPITAL MANAGEMENT I LLC

By Vulcan Ventures Incorporated, its Managing Member

	By:	/s/ PAUL GHAFFARI
	Name:	Paul Ghaffari
	Title:	Vice President

Dated: February 14, 2014	VULCAN CAPITAL VENTURE CAPITAL I LLC

By Vulcan Capital Venture Capital Management I LLC, its Manager
By Vulcan Ventures Incorporated, its Managing Member

	By:	/s/ PAUL GHAFFARI
	Name:	Paul Ghaffari
	Title:	Vice President

EXHIBIT INDEX

Exhibit	Title

99.1	Joint Filing Agreement dated February 14, 2014 among the Reporting Persons

99.2	Power of Attorney